Exhibit 99.1

ATA Creativity Global Reports First Quarter 2021 Financial Results

Conference Call on Thursday, May 13, 2021, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, May 13, 2021 (NY)/ May 14, 2021 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter ended March 31, 2021 (“First Quarter 2021”).

First Quarter 2021 Highlights

•

During First Quarter 2021, student enrollment was 964, an increase of 41.6% from 681 in the prior-year period. Of these students, 528 were enrolled in ACG’s portfolio training programs. Approximately 27,865 credit hours were delivered during First Quarter 2021, an increase of 5.5% from 26,410 in the prior-year period.

•	First Quarter 2021 net revenues of RMB37.6 million (US$5.7 million), an increase of 15.0% from RMB32.7 million in the prior-year period
•	First Quarter 2021 net loss attributable to ACG improved to RMB19.0 million (US$2.9 million), from RMB20.5 million in the prior-year period
•	RMB95.6 million (US$14.6 million) in cash and cash equivalents as of March 31, 2021

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “2021 began with continued progress in the recovering pandemic environment as ACG reported a 41.6% year-over-year increase in total student enrollment and 15% growth on the top line, which was primarily driven by an overall increase in services delivered during First Quarter 2021. We were pleased to see enrollment growth across all our major programs, including portfolio training, overseas study counselling and research-based learning services, which continues to see strong demand and for which we continue to develop new programs. As the recovery from the global pandemic continues to unfold in the coming months, ACG is prepared to provide students with the best possible offerings for their artistic and creative pursuits whether that means a virtual workshop with a reputable overseas partner institution or a local art-themed tour with a small group of students. During First Quarter 2021, we saw strong enrollment growth in our portfolio training programs with a total of 528 students, an increase of 30.7% from the prior-year period, as well as an increase in credit hours delivered by 5.5% to 27,865.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “We were pleased to see the positive turn in enrollment and credit hours delivered during First Quarter 2021, which is a testament to the dedication of our quality teaching staff and to the value our students see in our academic and experiential offerings. We believe our improved and expanded research-based learning services business will make strong contributions toward the growth of ACG in 2021 as we are seeing some pent-up demand for both in-person and online hands-on learning experiences. We believe our current programs provide students with a wide range of options for pursuing their creative education, depending on their interests and preferred method of learning, and we are proactively developing additional programs and ways in which we can serve and nurture students with a passion for the arts.”

Operating Review

Enrollment Update

ACG student enrollment for First Quarter 2021 was 964, of which 528 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 27,865 credit hours were delivered for portfolio training programs during First Quarter 2021, of which 16,135 credit hours were delivered for time-based programs and 11,730 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for First Quarter 2021, compared to those for the prior-year period:

	First Quarter Ended Mar. 31, 2021	First Quarter Ended Mar. 31, 2020	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	16,135	16,655	(3.1%)
Project-based Program	11,730	9,755	20.2%
Total	27,865	26,410	5.5%

During First Quarter 2021, 436 students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling, research-based learning services and foreign language training services.

First Quarter 2021 Financial Review – GAAP Results

ACG’s total net revenues for First Quarter 2021 increased 15.0% to RMB37.6 million (US$5.7 million), from RMB32.7 million in the prior-year period, which was primarily due to an increase in services delivered across all of ACG’s major programs in a recovering post-pandemic environment. Revenues from portfolio training programs were RMB23.9 million, or 63.5% of total net revenues, during the period. Revenues from overseas study counselling, research-based learning services and other educational services were RMB13.7 million, or 36.5% of total net revenues during the period.

Gross profit for First Quarter 2021 increased 27.4% to RMB14.9 million (US$2.3 million), from RMB11.7 million in the prior-year period. Gross margin improved to 39.6% during the period, compared to 35.8% in the prior-year period.

Total operating expenses for First Quarter 2021 were RMB38.1 million (US$5.8 million), compared to RMB38.4 million in the prior-year period.

Loss from operations for First Quarter 2021 was RMB23.2 million (US$3.5 million), compared to RMB26.5 million in the prior-year period, primarily as a result of the increased gross profit mentioned above.

Net loss attributable to ACG for First Quarter 2021 improved to RMB19.0 million (US$2.9 million), from RMB20.5 million in the prior-year period, primarily as a result of the approximate RMB3.2 million improvement in loss from operations mentioned above, offset by an RMB1.7 million in reduced benefit from non-redeemable non-controlling interests.

For First Quarter 2021, basic and diluted losses per common share attributable to ACG were both RMB0.33 (US$0.05), compared to RMB0.35 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.66 (US$0.10), compared to RMB0.70 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for First Quarter 2021, which excludes share-based compensation expense and foreign currency exchange gain (loss) (non-GAAP), was RMB18.9 million (US$2.9 million), compared to adjusted net loss of RMB19.8 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for First Quarter 2021, were RMB0.32 (US$0.05). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for First Quarter 2021 were RMB0.64 (US$0.10).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2021 were 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of March 31, 2021, ACG’s cash and cash equivalents were RMB95.6 million (US$14.6 million), working capital deficit was RMB173.4 million (US$26.5 million), and total shareholders’ equity was RMB178.5 million (US$27.2 million); compared to cash and cash equivalents of RMB112.7 million, working capital deficit of RMB153.9 million, and total shareholders’ equity of RMB199.2 million, respectively, as of December 31, 2020.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, May 13, 2021 (9 a.m. Beijing time on Friday, May 14, 2021), during which management will discuss the results of the quarter ended March 31, 2021.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://78449.themediaframe.com/dataconf/productusers/atac/mediaframe/45084/indexl.html.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for ACG’s portfolio training programs and other education services; the impact of COVID-19 on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to COVID-19.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of COVID-19 and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2020, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2020.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended March 31, 2021, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.5518 to US$1.00, the noon buying rate as of March 31, 2021, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-

GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	112,723,433	95,572,345	14,587,189
Accounts receivable, net	2,245,194	711,400	108,581
Prepaid expenses and other current assets	5,970,973	8,122,879	1,239,793
Total current assets	120,939,600	104,406,624	15,935,563

Long-term investments	44,000,000	44,000,000	6,715,712
Goodwill	194,754,963	194,754,963	29,725,413
Property and equipment, net	38,119,216	38,180,465	5,827,477
Intangible assets, net	110,586,111	106,277,778	16,221,157
Right-of-use assets	41,779,086	40,789,196	6,225,647
Deferred income tax assets	2,491,792	2,486,780	379,557
Other non-current assets	22,950,264	23,917,446	3,650,515
Total assets	575,621,032	554,813,252	84,681,041

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,020,182	47,433,161	7,239,713
Short-term loans	6,801,000	6,011,000	917,458
Payable for business acquisition	4,642,082	—	—
Lease liabilities-current	16,972,187	16,514,109	2,520,545
Deferred revenues	199,448,112	207,839,887	31,722,563
Total current liabilities	274,883,563	277,798,157	42,400,279

Lease Liabilities-non-current	24,005,765	22,866,856	3,490,164
Deferred income tax liabilities	28,985,472	26,255,728	4,007,407
Total liabilities	327,874,800	326,920,741	49,897,850

Mezzanine equity-redeemable non-controlling interests	48,498,368	49,427,494	7,544,109

Shareholders’ equity:
Common shares	4,716,675	4,720,147	720,435
Treasury shares	(11,625,924)	(10,761,126)	(1,642,469)
Additional paid-in capital	541,272,503	540,596,152	82,511,089
Accumulated other comprehensive loss	(37,424,722)	(37,334,223)	(5,698,315)
Retained earnings (accumulated deficit)	(298,533,669)	(318,943,586)	(48,680,299)
Total shareholders’ equity attributable to ACG	198,404,863	178,277,364	27,210,441
Non-redeemable non-controlling interests	843,001	187,653	28,641
Total shareholders’ equity	199,247,864	178,465,017	27,239,082
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	575,621,032	554,813,252	84,681,041

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	32,703,405	37,589,545	5,737,285
Cost of revenues	20,979,552	22,716,005	3,467,140
Gross profit	11,723,853	14,873,540	2,270,145

Operating expenses:
Research and development	2,381,089	2,516,726	384,127
Sales and marketing	11,502,625	13,322,987	2,033,485
General and administrative	24,542,143	22,264,258	3,398,190
Total operating expenses	38,425,857	38,103,971	5,815,802
Other operating income, net	235,452	6,238	952
Loss from operations	(26,466,552)	(23,224,193)	(3,544,705)

Other income (expense):
Investments loss	(32,427)	—	—
Interest income, net of interest expenses	387,579	280,739	42,849
Foreign currency exchange gain (loss), net	(69,128)	87,620	13,373
Loss before income taxes	(26,180,528)	(22,855,834)	(3,488,483)
Income tax benefit	(2,786,536)	(2,719,696)	(415,107)
Net loss	(23,393,992)	(20,136,138)	(3,073,376)
Net loss attributable to redeemable non-controlling interests	(572,748)	(437,032)	(66,704)
Net loss attributable to non-redeemable non-controlling interests	(2,364,787)	(655,349)	(100,026)
Net loss attributable to ACG	(20,456,457)	(19,043,757)	(2,906,646)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	2,795,502	90,499	13,813
Comprehensive loss attributable to ACG	(17,660,955)	(18,953,258)	(2,892,833)

Basic and diluted losses per common share attributable to ACG	(0.35)	(0.33)	(0.05)
Basic and diluted losses per ADS attributable to ACG	(0.70)	(0.66)	(0.10)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31,	March 31,
	2020	2021
	RMB	RMB
GAAP net loss attributable to ACG	(20,456,457)	(19,043,757)
Share-based compensation expenses	584,799	225,231
Foreign currency exchange loss (gain), net	69,128	(87,620)
Non-GAAP net loss attributable to ACG	(19,802,530)	(18,906,146)

GAAP losses per common share attributable to ACG Basic and diluted	(0.35)	(0.33)

Non-GAAP losses per common share attributable to ACG Basic and diluted	(0.34)	(0.32)